SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)*

                             PetroQuest Energy, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    68393000
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                                 (CUSIP Number)

                                 August 2, 1999
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68393000                SCHEDULE 13G                Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Cramer Rosenthal McGlynn, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  5     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           2,904,0000
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              0
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        2,904,0000
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,904,0000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      (SEE INSTRUCTIONS)            [  ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.33%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer.

            PetroQuest Energy, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            625 E. Kalista Saloon Road
            Suite 400
            Lafayette, Louisiana 70508

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Cramer Rosenthal McGlynn, LLC. See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting person is:

            707 Westchester Avenue
            White Plains, New York  10604

      (c)   Citizenship.

            The reporting person is a Delaware limited liability company

      (d)   Title of Class of Securities.

            Common Stock, par value $0.001 per share

      (e)   CUSIP Number.

            68393000

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   [ ] Broker or dealer registered under Section 15 of the Act.
      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act.
      (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
      (e)   [x] Investment Adviser in accordance with Sec.
                240.13d-1(b)(1)(ii)(E).
      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d?1(b)(1)(ii)(F).
      (g)   [ ] Parent holding company, in accordance with Sec.
                240.13d-1(b)(ii)(G).
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.


                               Page 3 of 5 Pages

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

      (j)   [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box
|_|.

Item 4.     Ownership

      (a)   Amount Beneficially Owned.

            2,904,000 shares

      (b)   Percent of Class.

            12.33%

      (c)   Number of shares as to which such person has

            (i)   sole power to vote or to direct the vote:                  0

            (ii)  shared power to vote or to direct the vote:        2,904,000

            (iii) sole power to dispose or to direct the
                  disposition of:                                            0

            (iv)  shared power to dispose or to direct the
                  disposition of:                                    2,904,000

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 4 of 5 Pages

Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Cramer Rosenthal McGlynn, LLC


Date: August 12, 1999               By: /s/ Michael Marrone
                                        ----------------------------
                                        Name:  Michael Marrone
                                        Title: Principal Director of Operations

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 5 of 5 Pages